SIERRA RESOURCE GROUP, INC.
                             6767 West Tropicana Ave
                                    Suite 207
                             Las Vegas, Nevada 89103

                                   May 6, 2008


VIA EDGAR (CIK 0001076966)


John D. Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Goldie B. Walker
Financial Analyst
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:  Sierra Resource Group, Inc.
     Rule 477 Application for Withdrawal Form RW
     Registration Statement on Form SB-2
     (File No. 333-144793)

Dear Mr. Reynolds and Ms. Walker:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Sierra Resource Group, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-103641) filed with the Commission on July 24, 2007, as amended on September 19, 2007, together with all exhibits thereto (the "Registration Statement").

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company has also determined that the Revisions to Rule 144 and Rule 145 adopted by the Commission pursuant to the adopted Release No. 33-8869 may be applicable to the shares subject to the Registration Statement in that Rule 144(i)(1)(i) is not intended to capture a "start-up company, or a company with a limited operating history, in the definition of a reporting or non-reporting shell company.

John Reynolds/Goldie Walker
May 6, 2008
Page 2


The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (702) 248-1027 or Ronald J. Stauber, the Company's legal counsel (310) 556-0080.

Sincerely,

/s/ SANDRA J. ANDRE
__________________________________
Sandra J. Andre
President, Chief Executive Officer
And Director